PENFORD CORPORATION

7094 S. Revere Parkway

Centennial, Colorado 80112

March 29, 2013

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Penford Corporation

Form 10-K for the Fiscal Year Ended August 31, 2012

Filed November 8, 2012

File No. 0-11488

Dear Mr. Hiller:

This letter sets forth the responses of Penford Corporation (the “Company”) to the comments relating to the Company’s Form 10-K for the fiscal year ended August 31, 2012 (the “Form 10-K”) contained in your letter dated March 11, 2013 (the “Comment Letter”). For ease of reference, the staff’s comment is reproduced in full below.

Form 10-K for the Fiscal Year ended August 31, 2012

Financial Statements, page 31

Note 2 – Summary of Significant Accounting Policies, page 37

Inventories and Cost of Sales, page 38

1.	We note your disclosure in which you state the proceeds from the sales of certain by-products reduce the cost of corn and are included in cost of goods sold. Further, we note the proceeds from the sales of by-products have continued to rise in each period presented. Please explain how you determined the sale of these by-products reduces your cost of corn. In addition, please tell us the extent to which the production and sale of these by-products constitutes a component of your ongoing major or central operations, which otherwise requires revenue classification. Finally, please describe the types of contractual agreements that you have with customers purchasing these by-products and indicate how they differ from customers who purchase your other products.

Summary of Business and Production

By-products arise solely from the Company’s operations at its Cedar Rapids, Iowa plant (the “Plant”), that manufactures and markets value-added modified industrial-grade and food-grade corn starch and ethanol. The process used to recover the starch from the corn kernel is known as corn wet milling. The production and sale of starch-based products constitutes the ongoing central operations of the Company’s business.

During the initial processing, corn is soaked and separated into its four components – germ, fiber (wet feed), gluten (meal) and starch. The purpose of corn wet milling and the Company’s sole interest is to extract and utilize the starch component of the corn kernel. The starch is then further processed and modified with chemicals to produce various industrial and food ingredients or fermented and distilled to produce ethanol (alcohol).

Corn wet milling also produces various incidental waste materials that are not central to the Plant’s operations or business. The germ, fiber, gluten and steepwater (the water in which the corn was soaked) are waste from the corn wet milling process and are not processed or refined further by the Company or used by the Company for any other purpose. These by-products are either loaded into rail cars or temporarily stored in a concrete bunker-like structure to be hauled away by a buyer.

The Company’s industrial starch products, which are the Plant’s primary output, are sold at prices derived from three components – the processing fee (which includes profit), the net cost of corn (generally passed through to the customer) and freight. The computation of the net corn cost is often specified in the sales contract as a percentage of the Chicago Board of Trade futures price per bushel or it can be detailed in a calculation based on the price of corn per bushel reduced by the price of gluten feed, corn oil and gluten meal as posted in the Wall Street Journal or the Jacobsen Feed Bulletin. Customers purchasing industrial corn starch from Penford or other starch producers are aware of and expect to receive the benefit of the proceeds from the sale of the Company’s manufacturing waste as a reduction in the price of the Company’s core products. The by-product sales are viewed by the Company and its starch customers as a reduction in the cost of a manufacturing input. Ethanol commodity prices are also based upon net corn costs.

The proceeds from the sale of corn-based waste material will fluctuate with the cost of corn and manufacturing production volume. As commodity corn prices rise and fall, so will the proceeds from the sale of corn gluten, fiber and germ. The relationship of the market prices of by-products to corn remains fairly stable on an annual basis in the 32% to 38% range.

Evaluation of Classification

Pursuant to Statement of Financial Accounting Concepts No. 6 – Elements of Financial Statements (“CON 6”), “revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity’s ongoing major or central operations.” Outside of CON 6, there are no specific accounting principles generally accepted in the United States which would require the classification of the proceeds from the sale of the Company’s waste material as revenue, a reduction of expenses or other income.

The Company considers the proceeds from the sale of manufacturing waste to be a reduction in its cost of goods sold, not a revenue stream from its ongoing major or central operations based on its specific facts and circumstances as follows: (1) its core products are only produced from the starch component of the corn kernel and are the only products that are strategically marketed, (2) waste material is not processed further into other products, rather it is sold solely for scrap value, (3) the sales prices obtained by the Company for its core products of modified starches and ethanol are negotiated on the basis of its net cost of corn, (4) the proceeds from the sale of by-products reduce the cost of finished goods inventory, and (5) the Company is not in the business of selling waste from the corn wet milling process.

The Company’s presentation is consistent with how management, the Board and analysts review and evaluate the Company’s results of operations. Management has not received any questions or comments from shareholders or analysts regarding the economics or accounting for by-products. The reports issued by an analyst who covers commodities in connection with the food industry regularly reports “Net Corn Costs” using assumed yields of corn gluten meal, corn gluten feed and corn oil from a bushel of corn.

Contractual Agreements

The Company sells its industrial- and food-grade corn starch products and denatured ethanol pursuant to agreements negotiated with its customers. Corn starch contracts are often complex, multi-page agreements providing for the sale of the Company’s branded and/or trademarked products which are manufactured to certain specifications. The Company maintains a national sales force and an international distributor network to market and sell these products. Ethanol is also sold pursuant to a complex, multi-page agreement that was negotiated with the Company’s customer. By contract, ethanol is manufactured to specifications for denatured fuel ethanol set by the American Society for Testing and Materials.

In contrast, by-products are typically sold pursuant to simple, often informal, agreements. For example, corn gluten feed is sold pursuant to a written contract with minimum analysis standards to one customer. The Company has no sales force dedicated to the sales or marketing of by-products. By-products are sold on a parttime basis by personnel in the Company’s commodities department.

I hereby acknowledge on behalf of the Company that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) the comments of the Staff and disclosures by the Company in its filings with the Commission in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (303) 649-1900.

Very truly yours,

/s/ Steven O. Cordier

Steven O. Cordier Senior Vice President and Chief Financial Officer

cc:	John Cannarella, Securities and Exchange Commission

Jenifer Gallagher, Securities and Exchange Commission

Margaret Von der Schmidt, Corporate Controller

Christopher Lawlor, Vice President and General Counsel

Andrew Bor, Perkins Coie LLP

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